SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                 SCHEDULE 13G/A



                   Under the Securities Exchange Act of 1934



                               (Amendment No. 4)




                                  GENSIA, INC.
                          ----------------------------
                                (Name of Issuer)




                     Common Stock par value $.01 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)




                                  372450 10 6
                               -----------------
                                 (CUSIP Number)

















Check the following box if a fee is being paid with this statement [  ].

                           There is no Exhibit Index

CUSIP No.  372450 10 6
___________________________________________________________________________

1)   Name of Reporting Person and its         Hoechst Marion Roussel, Inc.
     I.R.S. Identification Number             44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[ x ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Citizenship or Place of Organization                         Delaware
___________________________________________________________________________

               5)   Sole Voting Power                            3,396,442
Number of      ____________________________________________________________
Shares
Beneficially   6)   Shared Voting Power                                  0
Owned by       ____________________________________________________________
Each
Reporting      7)   Sole Dispositive Power                       3,396,442
Person With    ____________________________________________________________

               8)   Shared Dispositive Power                             0
___________________________________________________________________________

 9)  Aggregate Amount Beneficially Owned                         3,396,442
     by Each Reporting Person
___________________________________________________________________________

10)  Check Box If the Aggregate Amount                                 [  ]
     in Row (9) Excludes Certain Shares
___________________________________________________________________________

11)  Percent of Class Represented                                     8.4%
     by Amount in Row (9)
___________________________________________________________________________

12)  Type of Reporting Person                                            CO
___________________________________________________________________________

     This Amendment No. 4 amends the Statement on Schedule 13G (the "Schedule 13G") of Hoechst Marion Roussel, Inc. ("HMRI", formerly named Marion Merrell Dow Inc.) dated February 11, 1992, as amended through the date hereof. This amendment is filed solely to report a change of record ownership (but not ultimate beneficial ownership) of the outstanding stock of HMRI and to adjust HMRI's percentage ownership of the Issuer's common stock due to an increase in the number of shares of the Issuer's common stock outstanding. Effective December 31, 1996, Hoechst Corporation ("HC"), a wholly-owned subsidiary of Hoechst Aktiengesellschaft, a German corporation ("Hoechst AG"), conveyed its entire ownership interest in HMRI to HMR Pharma, Inc. ("Pharma"), also a wholly-owned subsidiary of Hoechst AG, in a reorganization among controlled affiliates of Hoechst AG. Following the reorganization, Pharma's ownership interest in HMRI is approximately 98 percent. Pharma has filed a Statement on Schedule 13D with respect to its potential deemed beneficial ownership of the Issuer's common stock as a result of Pharma's ownership of HMRI.

     Item 4 of this Schedule 13G is hereby amended by inserting new subsection (b) thereof as follows:

Item 4  Ownership
------  ---------

     (b)    Percent of Class:  8.4%

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST MARION ROUSSEL, INC.



Date:  February 6, 1997                 By:  /s/ Rebecca R. Tilden
                                             -----------------------
                                        Name:  Rebecca R. Tilden
                                        Title: Vice President, Assistant
                                               General Counsel, and
                                               Assistant Secretary